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Exhibit 5.1

 [Greenberg Traurig, LLP Letterhead]

October 23, 2002

OwnerTel, Inc.
2870 Peachtree Road
# 176
Atlanta, Georgia 30305

Gentlemen:

        We have acted as counsel to OwnerTel, Inc. (the "Company") in connection with the filing of a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, to compensate five consultants with stock for services rendered in the total amount of 630,000 shares of the Company's common stock, $0.001 par value (the "Shares"). In connection therewith, we have examined such corporate records, certificates of public official and other documents and records as we have considered necessary or proper for the purpose of this opinion.

        This opinion is limited by, and is in accordance with, the January 1, 1992 edition of the Interpretive Standards applicable to Legal Opinions to Third Parties in Corporate Transactions adopted by the Legal Opinion Committee of the Corporate and Banking Law Section of the State Bar of Georgia.

        Based on the foregoing, and having regard to the legal considerations which we deem relevant, we are of the opinion that the Shares covered by the Registration Statement, which may be issued pursuant to the above-described Agreements, will, when issued, be legally issued, fully paid and nonassessable. If and when issued, the Shares would be and must be treated as the equivalent of cash paid and received back as the purchase of securities. We have been advised by the Company that none of the services performed and compensation issued therefor were direct or indirect commissions or compensation for raising funds for the Company.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to our firm included in or made part of the Registration Statement.

Sincerely,
/s/ GREENBERG TRAURIG, LLP

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  Exhibit 5.1